Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

CHANGE OF ADDRESS OF PRINCIPAL
PLACE OF BUSINESS IN HONG KONG

The board of directors (the “Board”) of KANZHUN LIMITED (the “Company”) hereby announces that with effect from January 10, 2025, the address of the principal place of business in Hong Kong of the Company will be changed from 5/F, Manulife Place, 348 Kwun Tong Road, Kowloon, Hong Kong to Room 1918, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

By Order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, January 10, 2025

As of the date of this announcement, the board of directors of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive directors, Mr. Haiyang Yu as the non-executive director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Mengyuan Dong as the independent non-executive directors.